

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 21, 2017

Frank W. Gay II
Chairman of the Board and Chief Executive Officer
Nutraceutical International Corporation
1400 Kearns Boulevard, 2nd Floor
Park City, Utah 84060

> **Re:** **Nutraceutical International Corporation**
> **Registration Statement on Form S-3**
> **Filed March 7, 2017**
> **File No. 333-216501**

Dear Mr. Gay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please amend your registration statement to file the Stock Purchase Plan as an exhibit. See 601(b)(4) of Regulation S-K.

Incorporation of Certain Documents by Reference, page 3

2. Please incorporate by reference your Form 8-K dated March 3, 2017. See Item 12(a)(2) of Form S-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: David S. Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP